Richard B. Aldridge
215.963.4829
raldridge@morganlewis.com
January 13, 2011
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance

Re:	Eurand N.V. Schedule 14D-9 Filed on December 22, 2010 File No. 005-82904
Dear Mr. Duchovny:
On behalf of Eurand N.V. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 29, 2010 to Timothy Maxwell with respect to the Company’s Solicitation / Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”).
Where indicated below, changes made in response to the Staff’s comments have been included in Amendment No. 1 to the Original Schedule 14D-9 (“Amendment No. 1”), which is being filed contemporaneously with this response.
In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Original Schedule 14D-9, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in Amendment No. 1. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 13, 2011

Identity and Background of Filing Persons, page 1
1.	We note that under the caption “Tender Offer” you refer to payment to be made “as promptly as practicable.” The disclosure is inconsistent with the comparable disclosure in the tender offer document and with the provisions of Rule 14e-1(c). Please revise.

Response: The Company acknowledges that payment must be made “promptly” as required by Rule 14e-1(c). Amendment No. 1 states that Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer.
Past Contacts, Transactions, Negotiations and Agreements, page 2
2.	Please revise to quantify the royalty payments received from Axcan during the past two years and to disclose the percentage of total revenues such payments constitute.

Response: Amendment No. 1 quantifies revenues received from Axcan during the fiscal years ended December 31, 2008 and December 31, 2009 and during the nine months ended September 30, 2010, which are comprised of product purchase and royalty payments. Amendment No. 1 discloses the percentage of total revenues such payments constitute.

3.	Refer to the section captioned “Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” Please revise to show the payments to be received by each officer and director from each type of compensation (i.e., change in control agreement, retention plan agreement including the first retention payment, shares owned, and options owned which are in the money).

Response: Amendment No. 1 includes disclosure regarding the payments to be received by each officer and director in connection with the Contemplated Transactions pursuant to the change in control agreements and retention plan agreements, including the first retention payment, in the section captioned “Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Change in Control and Retention Arrangements Concerning Executive Officers and Continuing Employees.”

Amendment No. 1 includes disclosure regarding the share ownership of each executive officer and director and the payments that would be received by each executive officer and director for shares that may be tendered for purchase pursuant to the Offer in the section captioned “Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Cash Payable for Outstanding Shares Pursuant to the Offer.”

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 13, 2011

Amendment No. 1 also includes disclosure regarding the payments to be received by each officer and director in connection with the Contemplated Transactions in relation to options owned which are in the money in the section captioned “Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Eurand Stock Options.”

In addition, under the section captioned “Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” Amendment No. 1 includes a new section titled, “Appointment of Directors and Officers, Proposed Compensation Arrangements,” which includes disclosure regarding potential payments to be received by certain officers, directors and nominees for director that is included in the Company’s proxy statement for its extraordinary general meeting of shareholders to be held on January 19, 2011.
Additional Information — Projected Financial Information, page 38
4.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response: In preparing the disclosure under the heading “Certain Company Projections” on pages 38 et seq. of the Original Schedule 14D-9, the Company carefully considered the non-GAAP financial measure disclosure requirements of Regulation G and concluded for the reasons described below that additional disclosure of GAAP reconciliations contemplated by Rule 100(a) of Regulation G would not be appropriate and should not be required under Regulation G.

First, the Company believes that the inclusion of this disclosure in a communication subject to the Commission’s communication rules applicable to business combination transactions is consistent with the guidance provided in the Commission’s release of final rules in connection with the adoption of Regulation G.

The Company notes that Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company also refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 13, 2011

measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. Although the information required by Item 1015 of Regulation M-A is not expressly required to be furnished pursuant to one of the Schedule 14D-9 enumerated items, consistent with the requirements of Item 8 of Schedule 14D-9 (and Item 1011(b) of Regulation M-A), the Company has disclosed as additional material information in the Original Schedule 14D-9 information that otherwise would have been required to be disclosed under Item 1015 of Regulation M-A. As such, the Company believes that it should be entitled to rely on the Interpretation.

Moreover, notwithstanding a potential narrow reading of the exception set forth in Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K or the Interpretation, the Company believes that imposing additional disclosure requirements pursuant to Rule 100(a) of Regulation G would be inconsistent with the policy underpinning the adoption and requirements of Regulation G. The projections were prepared internally and expressly not with a view toward public disclosure and were included in the Original Schedule 14D-9 for purposes of providing fulsome and complete disclosure of historical fact. The Company does not believe there should a substantive distinction for purposes of Regulation G regarding whether such information is disclosed in the context of a third party report or opinion disclosed pursuant to Item 1015 of Regulation M-A in a proxy statement or otherwise, or a discussion of projections themselves provided pursuant to 1011(b ), particularly where, as here, the projections were provided to the Company’s and Special Committee’s financial advisers and formed the basis for their fairness analyses.

Finally, the Company submits that as an interpretive matter, the disclosure in question should be considered required by the Commission’s rules under Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A and, as such, exempt from the definition of a “non-GAAP financial measure” under Rule 101(a)(3) of Regulation G.

For the foregoing reasons, the Company respectfully submits that the non-GAAP projections included under the heading “Certain Company Projections” on pages 38 et seq. of the Original Schedule 14D-9 should not require additional disclosure pursuant to Rule 100(a) of Regulation G.

Notwithstanding the foregoing, in considering the Staff’s comment, the Company has determined to amend footnote (1) to the “PROJECTED FINANCIAL INFORMATION” table on page 39 of the Original Schedule 14D-9 to add non-GAAP cautionary language as follows:
(1) EBITDA means earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes that it is a widely accepted and useful financial indicator of the Company’s performance. Management believes EBITDA assists in analyzing and benchmarking the

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 13, 2011

performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain costs that are material in amount, such as interest, taxes, depreciation and amortization, which are necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities.
5.	Please revise the disclosure at the end of page 39 to reflect our new address at 100 F Street, NE, Washington, DC 20549 and to delete the reference to our public reference room, which no longer exists.

Response: Amendment No. 1 reflects the Commission’s new address and does not contain reference to the Commission’s public reference room.
Annex II
6.	We note the limitation on reliance by shareholders in the fairness opinion provided by Jefferies. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Jefferies’ belief that shareholders cannot rely upon the opinion to support any claims against Jefferies arising under applicable law (e.g., the inclusion of an express disclaimer in Jefferies’ engagement letter with the company). Describe any applicable law authority regarding the availability of such a potential defense. In the absence of applicable law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further disclose that the availability of such a defense to Jefferies would have no effect on the rights and responsibilities of either Jefferies or the board of directors under the federal securities laws.

Response: The Company has addressed this comment by amending the first sentences of the third and fifth paragraphs in Annex II on page II-3 of the Original Schedule 14D-9 to delete the references to “sole” and by deleting language limiting reliance on the Jefferies fairness opinion as described below. The first sentence of the third paragraph in Annex II on page II-3 of the Original Schedule 14D-9 has been amended and restated as follows:
“It is understood that our opinion is for the ~~sole~~ use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Proposed Transaction.”

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 13, 2011

The fifth paragraph beginning on page II-3 and ending on page II-4 in Annex II of the Original Schedule 14D-9 has been amended and restated as follows:
“Except as otherwise expressly provided in our engagement letter with the Special Committee of the Board of Directors of the Company and the Company, our opinion is for the ~~sole~~ use and benefit of the Special Committee of the Board of Directors of the Company in its consideration of the Proposed Transaction, and may not be used or referred to by the Company, or quoted or disclosed to~~, or relied upon by,~~ any other person in any matter, without our prior written consent.”
7.	Disclose that Jefferies has consented to the use of the opinion in the document.

Response: Amendment No. 1 discloses that Jefferies has consented to the use of the opinion in the document.
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If you have any questions, please feel free to contact me at (215) 963-4829 or Joanne R. Soslow at (215) 963-5262.
Very truly yours,
Richard B. Aldridge
enclosures

cc:	Joanne R. Soslow and Timothy Maxwell, Morgan, Lewis & Bockius LLP George J. Sampas, Sullivan & Cromwell LLP Jonathan M. Grandon, Ropes & Gray LLP

January 13, 2011
VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission 100 F. Street N.E. Washington, DC 20549

Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance

Re:	Eurand N.V. Schedule 14D-9 Filed on December 22, 2010 File No. 005-82904
Dear Mr. Duchovny:
     In connection with your letter dated December 29, 2010 to Timothy Maxwell, counsel for Eurand N.V. (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely, EURAND N.V.
By:	/s/ Manya Deehr
Name:	Manya Deehr
Title:	Chief Legal Officer